82-00034

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Direct Telephone: 08 8218 5497
International: 61 8 8218 5497

RECEIVED
2006 DEC 14 A 10:20
FFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Facsimile

To:	Securities Exchange Commission	**Fax:**	0011 1 202 772 9207
From:	Administration Assistant	**Return Fax:**	61 8 8218 5287
Date:	13 December 2006	**Ref No:**	SC/274/2006
		File No:	SC13.02
Subject:	Document Lodgement	**No. of Pages: 4** (including this one)	

(If incomplete transmission received please phone 61 8 8218 5497)

Attached is a copy of the following document lodged with the Australian Stock Exchange:

- Santos CSG Pty Ltd – takeover offer for Queensland Gas Company Limited Supplementary Bidder's Statement, Extension of Offer Period and Status of Conditions.

Regards,

Michelle Mitchell
Administration Assistant
Office of General Counsel – Group Secretariat

06019344

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

12/19

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111

Santos

11 December 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

BY ELECTRONIC LODGEMENT

Santos CSG Pty Ltd ACN 121 188 654 ("Santos CSG") – takeover offer for Queensland Gas Company Limited ACN 089 642 553 ("QGC")

Supplementary Bidder's Statement, Extension of Offer Period and Status of Conditions

We attach, on behalf of our wholly-owned subsidiary Santos CSG, a supplementary bidder's statement in connection with its takeover offer for QGC which also incorporates:

- a notice under section 650D of the Corporations Act varying the Offer by extending the Offer Period by 42 days so that, unless it is extended further, the Offer will close at 5.00 pm (Queensland time) on 31 January 2007; and
- a notice under section 630(2) of the Corporations Act advising that:
  - the new date for giving notice as to the status of the defeating conditions set out in Section 11.7 of Santos CSG's bidder's statement dated 10 October 2006 is 23 January 2007;
  - the Offer has not been freed from these conditions; and
  - so far as Santos CSG knows, none of these conditions has been fulfilled as at the date of the notice.

Copies of the document are being posted to QGC shareholders today.

In accordance with ASX Listing Rule 3.2, we advise that the percentage relevant interest in QGC shares held by Santos CSG and its associates was 3.86% when the first of the Offers was made and was 3.88% as at 9.00 am this morning, 11 December 2006.

W J Glanville
Company Secretary

This document is a supplementary bidder's statement and notice under sections 630(2) and 650D of the Corporations Act and is issued by Santos CSG Pty Ltd ACN 121 188 654 (**Santos CSG**). It is the second supplementary bidder's statement issued by Santos CSG. It supplements and is to be read together with Santos CSG's bidder's statement dated 10 October 2006 (**Bidder's Statement**) and the first supplementary bidder's statement dated 17 November 2006 (together, the **Earlier Statements**). The Glossary in Section 13 of the Bidder's Statement applies to this second supplementary bidder's statement unless the context requires otherwise. This second supplementary bidder's statement prevails to the extent of any inconsistency with the Earlier Statements.

Santos CSG Pty Ltd ACN 121 188 654
a wholly owned subsidiary of
Santos
Santos Limited ACN 007 550 923

11 December 2006

Dear QGC Shareholder

Santos CSG's $1.26 cash Offer for each of your QGC Shares

Santos CSG is pleased to be writing to you once again in connection with its Offer to acquire your shares in Queensland Gas Company Limited (*QGC*) for $1.26 per share. Santos CSG is a wholly-owned subsidiary of Santos Limited.

This document provides you with important information in relation to Santos CSG's Offer.

Offer Update

On 20 November 2006, Santos CSG applied to the Takeovers Panel for a declaration of unacceptable circumstances in relation to several matters concerning QGC's target's statement. These proceedings are still in progress.

Santos CSG also previously indicated that it had provided undertakings to, and was in discussions with, the ACCC. These discussions are continuing.

Santos CSG notes the announcements made by QGC and AGL Energy Limited (*AGL*) on 5 December 2006. Santos CSG is considering its position in relation to QGC's proposed transactions with AGL and Sentient described in those announcements.

Extension of the Offer

The Offer was scheduled to close on 19 December 2006. Santos CSG has decided to vary the Offer by extending the Offer Period by 42 days. Unless extended further, the Offer will now close at 5.00 pm (Queensland time) on 31 January 2007.

This extension (combined with the previous extension announced on 17 November 2006) results in a total extension of the Offer by more than one month. As a result, those Shareholders who have accepted the Offer on or before the date of this document may, pursuant to section 650E of the Corporations Act, withdraw their acceptance by giving notice to Santos CSG (*Withdrawal Notice*) within a period of one month beginning on the day after the Shareholder receives this document.

A Withdrawal Notice must:

- if your QGC Shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for the CHESS Holding, specifying the number of QGC Shares to be released from the Offer Accepted Subposition in which the shares have been reserved; and
- in any other case, be in writing.

If a Shareholder withdraws an acceptance in this manner, and is legally entitled to do so, Santos CSG will, before the end of 14 days after the day it is given the Withdrawal Notice:

- return to the Shareholder any documents that were sent by the Shareholder to Santos CSG with the acceptance of the Offer; and
- if the Shareholder's QGC Shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those QGC Shares from the Offer Accepted Subposition in which they have been reserved.

Words defined in the ASTC Settlement Rules have the same meaning when used in this section, unless the context requires otherwise.

Conditions of the Offer

In accordance with section 630(2) of the Corporations Act, Santos CSG gives notice that:

- as a consequence of the extension of the Offer Period, the new date for giving notice regarding the status of the defeating conditions contained in section 11.7 of the Bidder's Statement (*Conditions*) is 23 January 2007;
- the Offer has not been freed from any of the Conditions; and
- so far as Santos CSG knows, none of the Conditions has been fulfilled as at the date of this document.

Santos CSG is reserving its position as to whether it will rely on any of the Conditions as defeating conditions in relation to:

- the fact that QGC is unable to provide the confirmations set out in Condition 11.7.4 regarding the Sentient Rights;
- the issue of up to 5,000,000 QGC Shares to QGC employees and performance rights to 2,248,000 QGC Shares to Mr Richard Cottee (being issues which were authorised at QGC's annual general meeting on 13 November 2006);
- the matters referred to in the announcements made by QGC and AGL on 5 December 2006; and
- any other matter that has occurred up to the date of this document that may enable Santos CSG to rely on any Condition as a defeating condition.

Further Information

If you have any questions about the Offer, or about how to accept the Offer, please call the Offer Information Line during business hours on 1300 651 473 (from within Australia) or +61 3 9415 4355 (from outside Australia).

Yours faithfully

John Ellice-Flint

John Ellice-Flint
Director
Santos CSG Pty Ltd

This second supplementary bidder's statement and the notices under sections 630(2) and 650D of the Corporations Act contained in it have been approved by a resolution passed by the directors of Santos CSG. A copy of this second supplementary bidder's statement and the notices under sections 630(2) and 650D of the Corporations Act contained in it have been lodged with ASIC and sent to QGC and the ASX on 11 December 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this document.